EXHIBIT 2.5

NONCOMPETITION AGREEMENT

         THIS NONCOMPETITION AGREEMENT (this "Agreement") is entered into as of September 24, 2002, between INFORMATION PRODUCTS LONGMONT, INC., a Colorado corporation, at 9586 I-25 Frontage Road, Suite 100, Longmont, Colorado 80504 ("IP"), and APPLIED FILMS CORPORATION, a Colorado corporation, at 9586 I-25 Frontage Road, Suite 200, Longmont, Colorado 80504 ("AFC").

         Concurrently with the execution of this Agreement and pursuant to an Asset Purchase Agreement dated the same date as this Agreement (the "Purchase Agreement"), IP is purchasing certain assets of AFC relating to the Business (as defined in the Purchase Agreement). In substitution of the noncompetition agreement between the parties contained in the Cooperative Manufacturing and Sales Agreement dated August 17, 2000 and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AFC has agreed not to compete with IP for the period and in the areas specified in this Agreement. AFC acknowledges and agrees that the restrictive covenants assumed by AFC in this Agreement are reasonable and essential to the Business and the goodwill associated with the Business and with the other benefits contemplated by the Purchase Agreement.

         1. Covenants Not to Compete. The term of the following covenants and agreements shall be five years following the date of this Agreement, except that the term shall be four years following the date of this Agreement with respect to technology transfers to the STEC Joint Venture (as defined in the Purchase Agreement):

              (a) AFC agrees that it shall not, either itself, or through an affiliate, in any manner, directly or indirectly, in any Restricted Market (as defined below), (i) sell Coated Products (as defined below) into the touch and micro display glass market, and (ii) transfer (whether by sale, assignment, license or otherwise) any know-how related to the touch and micro display glass market to a third party (except in connection with the sale of Deposition Equipment in compliance with paragraph (b) below) (collectively, the "Competitive Activities"). Without limiting the generality of the foregoing, AFC agrees that it shall not, either itself, or through an affiliate, in any manner, directly or indirectly, act as an agent of or director, consultant or advisor to, or own, operate or control, or participate in the ownership, operation or control of, or have any financial interest in, or act as a distributor for, or disclose any customer lists, vendor lists or other proprietary or confidential information to, or otherwise provide any assistance to (including by diverting or attempting to divert actual or potential customers of IP to), any person, firm, corporation or other entity that is involved, directly or indirectly, in any Competitive Activities in any Restricted Market (each, a "Competitor") or any affiliate of a Competitor. Nothing contained in this Agreement shall prohibit AFC from acquiring not more than 5% of the outstanding shares of any equity security of a Competitor listed for trading on the New York Stock Exchange, the American Stock Exchange or quoted on the National Association of Securities Dealers Automated Quotation System.

              (b) Without limiting the generality of the foregoing, AFC agrees that it shall not, either itself, or through an affiliate, in any manner, directly or indirectly, in any Restricted Market: (i) solicit the sale of Deposition Equipment unless AFC knows or reasonably believes that a specific customer is seeking to purchase such Deposition Equipment; and (ii) manufacture or sell Deposition Equipment designed to manufacture Coated Products for the primary purpose of touch panels unless AFC has first attempted to involve IP, such that IP can attempt to structure a transaction in which both IP and AFC are involved, but that if after 30 days following AFC's notification to IP regarding a specific customer, that specific customer does not indicate an interest in a transaction including both AFC and IP, AFC will be free to manufacture and sell Deposition Equipment to that specific customer; and in the event that AFC sells Deposition Equipment to a customer where AFC is aware that the equipment will be used to produce product for touch panels as a nonprimary product, AFC will inform IP of such sale.

              (c) For the purposes of this Agreement, "Coated Products" means any coated glass for touch screen or micro display applications, "Restricted Market" means the entire world, and "Deposition Equipment" means deposition equipment to be used for the manufacture of Coated Products or any level of products and components manufactured and/or sold by IP for touch panel applications in addition to Coated Products.

         2. Period and Scope of Covenants. If any court of competent jurisdiction shall at any time deem the foregoing time periods too lengthy or the scope of the covenants too broad, the restrictive time periods shall be deemed to be the longest period permissible by law, and the scope shall be deemed to comprise the largest scope permissible by law under the circumstances. The parties intend to protect and preserve the business and goodwill associated with the assets acquired by IP pursuant to the Purchase Agreement, and thus the parties agree and direct that the time periods and scope of the covenants in this Agreement shall be the maximum permissible duration or scope.

         3. Remedies. AFC acknowledges and agrees that in the event of any default in or breach of any of the terms, conditions or provisions of this Agreement (either actual or threatened) by AFC, IP's remedies at law will be inadequate. Accordingly, AFC agrees that IP shall be entitled to the remedies of specific performance and injunctive relief (without the need to post any bond) in addition to any and all other remedies and rights at law or in equity, and those rights and remedies shall be cumulative.

         4. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

         5. No Third Party Rights. This Agreement is intended to create enforceable rights between the parties hereto only, and creates no rights in, or obligations to, any other persons whatsoever.

         6. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement. The provisions of this Agreement shall supersede all contemporaneous oral agreements, communications and understandings and all prior oral and written communications, agreements and understandings between the parties with respect to the subject matter of this Agreement, except the Purchase Agreement. Each party acknowledges that no representation, inducement or condition not set forth herein has been made or relied upon by either party. To the extent that this Agreement conflicts with the Purchase Agreement, the Purchase Agreement shall control.

         7. Modification. This Agreement cannot be amended altered or modified, unless done so in a writing, signed by a duly authorized representative of the party against whom such modification is sought to be enforced.

         8. Waiver. No provision of this Agreement shall be waived by any party hereto, unless such waiver is in a writing, signed by a duly authorized representative of the party against whom such waiver is sought to be enforced. A waiver by either party of any breach or failure to comply with any provision of this Agreement by the other party shall not be construed as or constitute a continuing waiver of such provision or a waiver of any other breach of or failure to comply with any other provision of this Agreement.

         9. Notices. All notices and demands required or permitted by this Agreement shall be in writing. All notices and demands required or permitted by this Agreement shall be deemed properly made: (a) upon personal delivery to the relevant address set forth on the first page of this Agreement or such other relevant address as may be specified in writing by the relevant party; or (b) three (3) business days after deposit in the United States mail, postage prepaid, registered or certified mail addressed to the relevant address set forth on the first page of this Agreement or such other relevant address as may be specified in writing by the relevant party. Any notice or demand sent to IP must be simultaneously sent to Information Products, Inc., 414 East 40th Street, Holland, Michigan 49423, Attention: Chad D. Quist. Any notice or demand sent to AFC must be sent to the attention of AFC's Chief Financial Officer with a copy to Varnum, Riddering, Schmidt & Howlett LLP, Attention: Harvey Koning, 333 Bridge Street, NW, Suite 1700, Grand Rapids, Michigan 49504. Proof of sending any notice, demand or payment shall be the responsibility of the sender.

         10. Applicable Law. The terms and conditions of this Agreement shall be governed, construed, interpreted and enforced in accordance with the domestic laws of the State of Colorado, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado.

         11. Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Unless otherwise expressly provided, the word "including" whenever used in this Agreement shall not limit the preceding words or terms.

         12. Counterparts. This Agreement may be executed in original or by facsimile in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each party shall have executed one counterpart and delivered it to the other party.

         13. Headings. The used herein have been used for the convenience of the parties and are not to be used in construing the Agreement.

[Signatures appear on the following page]

        Signed as of the date first above written.

APPLIED FILMS CORPORATION

By:	/s/ Thomas T. Edman Thomas T. Edman President and CEO

INFORMATION PRODUCTS LONGMONT, INC.

By:	/s/ Chad Quist Chad Quist Its: President

[SIGNATURE PAGE TO NONCOMPETITION AGREEMENT]